                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)
   [X]              ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1998

   [  ]           TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from ________ to _________

                          Commission File Number 0-9756

                         The Riggs Bank N.A. 401(k) Plan
                         -------------------------------
                            (Full title of the plan)

                  800 17th Street, N.W., Washington, D.C. 20006
                  ---------------------------------------------
                   (Address of the plan)      (Zip Code)

                           RIGGS NATIONAL CORPORATION
          ------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)

             1503 Pennsylvania Avenue, N.W., Washington, D.C. 20005
             ------------------------------------------------------
             (Address of principal executive offices)   (Zip Code)




FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial statements and supplemental schedules as of December 31, 1998 and 1997 and for the year ended December 31, 1998, prepared in accordance with financial reporting requirements of ERISA.

               Beginning at the next page of this document.

(b)     Exhibits

        The following exhibit is furnished to this Form 11-K:

        (23)   Consent of Independent Accountants


                                   SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         THE RIGGS BANK N.A. 401(K) PLAN


    Date:    June 29, 1999                              /s/ PATTI B. YODER
         ----------------------                     ---------------------------
                                                            Patti B. Yoder
                                                      Director, Human Resources

               [ARTHUR ANDERSEN LLP LOGO]






               The Riggs Bank N.A.
               401(k) Plan


               Financial Statements
               As of December 31, 1998 and 1997
               Together with Auditors' Report

                          [ARTHUR ANDERSEN LLP LOGO]


                  Report of Independent Public Accountants


To the Plan Administrator of The
Riggs Bank N.A. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Riggs Bank N.A. 401(k) Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, "Schedule of Assets Held for Investment Purposes," "Schedule of Reportable Transactions," and "Schedule of Changes in Net Assets Available for Plan Benefits with Fund Information" are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
                                                  /S/ ARTHUR ANDERSEN LLP

Washington, D.C.
June 24, 1999

                      The Riggs Bank N.A. 401(k) Plan


                             Table of Contents


                                                                        Page


Statements of Net Assets Available for Plan Benefits
  As of December 31, 1998 and 1997                                          4

Statement of Changes in Net Assets Available for Plan Benefits
  For the Year Ended December 31, 1998                                      5

Notes to Financial Statements
  As of December 31, 1998 and 1997                                          6

Schedule I - Schedule of Assets Held for Investment Purposes
  As of December 31, 1998                                                  10

Schedule II - Schedule of Reportable Transactions
  For the Year Ended December 31, 1998                                     11

Schedule III - Schedule of Changes in Net Assets Available
for Plan Benefits with Fund Information
  For the Year Ended December 31, 1998                                     12

Schedules  Omitted  Because There Were No Such Items
 For the Year Ended December 31, 1998:
    Nonexempt Transactions
    Leases in Default or Classified as uncollectable
    Loans or Fixed-Income Obligations in Default


                         The Riggs Bank N.A. 401(k) Plan
              Statements of Net Assets Available for Plan Benefits
                        As of December 31, 1998 and 1997



                                                           1998                 1997
                                                           ----                 ----

      Investments, at Fair Value:

        Prime Money Market Fund                        $  1,595,537          $  1,148,495

        U.S. Treasury Money Market Fund                     812,686               540,378

        U.S. Government Securities Fund                   1,052,868               766,144

        Stock Fund                                        8,360,470             6,149,931

        Small Company Stock Fund                          3,124,502             2,294,810

        Riggs Common Stock Fund                             829,120               591,129
                                                      -------------        --------------

                Total Investments                        15,775,183            11,490,887
                                                      -------------        --------------

      Receivables:

        Participant Contributions                           126,115                25,944

        Employer Contributions                            1,034,842               874,084
                                                      -------------        --------------

                Total Receivables                         1,160,957               900,028
                                                      -------------        --------------


      Net Assets Available for  Plan Benefits           $16,936,140           $12,390,915
                                                      =============        ==============









   The accompanying notes are an integral part of these financial statements.


                         The Riggs Bank N.A. 401(k) Plan
       Statement of Changes in Net Assets Available for Plan Benefits
                      For the Year Ended December 31, 1998


                                                                  1998
                                                                  ----
      Additions to Net Assets:

              Contributions:
                          Participant Contributions           $ 2,938,143
                          Employer Contributions                2,084,345
                                                                ---------
              Total Contributions                               5,022,488
                                                                ---------

              Investment Income:
                     Dividends and Interest                     2,099,880
                     Net Depreciation in Market
                           Value of Investments                (1,318,056)
                     Loss on Sale of Investments                  (98,397)
                                                                ---------
              Total Investment Income                             683,427
                                                                ---------

      Total Additions to Net Assets                             5,705,915

      Deductions From Net Assets:

                  Benefits Paid to Participants                 1,160,690
                                                                ---------

      Total Deductions from Net Assets                          1,160,690

      Net Increase in Net Assets Available for
              Plan Benefits                                     4,545,225
                                                                ---------

      Net Assets Available for Plan Benefits,
              Beginning of year                                12,390,915
                                                               ----------

      Net Assets Available for Plan Benefits,
              End of year                                     $16,936,140
                                                              ===========



  The accompanying notes are an integral part of this financial statement.

                         The Riggs Bank N.A. 401(k) Plan
                          Notes to Financial Statements
                        As of December 31, 1998 and 1997

1.  Plan Summary

The Riggs Bank N.A. 401(k) Plan (the "Plan") was established effective October 1, 1993, to provide eligible employees the ability to defer a portion of their salary for Federal income tax purposes.

The Plan is available to employees of the Riggs National Corporation (the "Company") and its subsidiary bank, Riggs Bank N.A. Employees are eligible to participate in the Plan after completing one year of service and attaining the age of 21.

The Plan allows participants to defer 1 to 12 percent of their salary. The Company contributes, as a matching contribution, an amount equal to 100 percent of a participant's first $100 of contributions and 50 percent of the balance of the amount of the participant's contributions up to 6 percent of the employee's compensation. Bonuses and incentive compensation are excluded from the definition of compensation for matching purposes. The Plan also allows for employer contributions, at the discretion of the Board of Directors, of up to 2 percent of employee compensation. The discretionary contribution is allocated to participants without regard to their contributions. Participants that terminate service before the end of the Plan year are not eligible to receive discretionary employer contributions, if made.

Participants vest at a rate of 20 percent per year of service with the Company for employer contributions and are 100 percent vested in their contributions and related accumulated earnings. Vesting of employer contributions occurs at the end of the fifth year of employee service. Upon termination of service, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Administrative expenses of the Plan are paid by Riggs Bank N.A. For the year ended December 31, 1998, forfeitures totaled $68,850. This amount will be used to reduce future employer contributions.

2. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of investments and receivables and disclosure of contingencies at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.


3.  Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 3, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).
Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.


4.  Investment Policy

The Plan assets are invested in the `Riggs Funds' family of mutual funds and in the Riggs National Corporation Common Stock Fund. The amount invested in the individual funds is determined by the participants. The six investment options participants can choose are as follows:

        Riggs Prime Money Market Fund -- seeks to provide current income consistent with stability of principal and liquidity by investing in a wide range of high quality U.S. and foreign money market securities with an average maturity of 90 days or less;

        Riggs U.S. Treasury Money Market Fund -- seeks to provide current income with stability of principal and liquidity by investing in U.S. Treasury Bills and notes with an average maturity of 90 days or less;

        Riggs U.S. Government Securities Fund -- seeks to achieve current income by investing in a diversified portfolio of U.S. Government, mortgage-backed and investment grade corporate securities with a typical average maturity of 5 to 10 years;

        Riggs Stock Fund -- seeks to provide growth of capital and income primarily through investments in stocks issued by high quality, large capitalization companies with stable earnings histories and dividends that are growing at above-average rates;

        Riggs Small Company Stock Fund -- seeks to provide long-term capital appreciation through equity investments issued primarily by smaller U.S. companies with a market value capitalization of up to $1.2 billion; and

        The Riggs  National  Corporation  Common  Stock Fund -- seeks to provide
        long-term  capital   appreciation  through  equity  investments  in  the
        Company's common stock.

Investments are stated at market value, as determined by the Trustee by reference to published market data. Dividends are reinvested in additional shares which are recorded at market value when received.


5.  Participant-Directed Investment Programs

At December 31, 1998 and 1997, the current values of individual investments that represent five percent or more of the Plan's net assets were as follows:


                                          U.S. Govt.                     Small
                           Prime Money    Securities       Stock        Company
                           Market Fund       Fund          Fund        Stock Fund
                          -------------- -------------- ------------ ---------------

  Investments, at Fair
  Market Value
       December 31, 1998     $1,595,537     $1,052,868  $8,360,470       $3,124,502

  Investments, at Fair
  Market Value
       December 31, 1997     $1,148,495     $  766,144  $6,149,931       $2,294,810



6.  Summary of Information Certified by Plan Trustee

The Trustee, Riggs Bank N.A. (a subsidiary of Riggs National Corporation), has supplied the plan administrator with a certification as to the completeness and accuracy of all information presented in the accompanying statements of net assets available for plan benefits as of December 31, 1998 and 1997, and in the statement of changes in net assets available for plan benefits for the year ended December 31, 1998.

7.  Plan Changes

There were no significant changes to the Plan during the Plan year ended December 31, 1998.


8. Reconciliation of Financial Statements to the IRS Form 5500

There were no reconciling differences between net assets available for plan benefits reported in the accompanying financial statements and the Form 5500 filed with the Internal Revenue Service.

9.      Subsequent Event

In October, 1997 the Company acquired J. Bush & Co. Incorporated ("J. Bush & Co."), a privately-held investment advisor. During 1998, the decision was made to liquidate the 401(k) Plan of J. Bush & Co. and transfer the funds of the plan to the Riggs Bank N.A. 401(k) Plan. The J. Bush & Co. Plan was liquidated on December 31, 1998 for $815,986, and subsequent to year-end, the funds were transferred into the Riggs Bank N.A. Plan.

                                                                                   Schedule I

                         The Riggs Bank N.A. 401(k) Plan
    Item 27a - Supplemental Schedule of Assets Held For Investment Purposes
                             As of December 31, 1998


                                                                           Current
                                                       Cost                 Value
                                                    ----------------------------------
Riggs Funds:

     Money Market-
        Prime Money Market Fund*                    $  1,617,945          $  1,595,537
        U.S. Treasury Money Market Fund*                 816,687               812,686

     Mutual Funds-
        U.S. Government Securities Fund                1,023,319             1,052,868
        Stock Fund*                                    8,259,438             8,360,470
        Small Company Stock Fund*                      3,753,311             3,124,502

 Riggs Common Stock Fund (Equity Stock)                  999,070               829,120






* Denotes party-in-interest.












  The  accompanying  notes are an  integral  part of this schedule.


                                                                                          Schedule II

                         The Riggs Bank N.A. 401(k) Plan
         Item 27d - Supplemental Schedule of Reportable Transactions
                      For the Year Ended December 31, 1998







                                            Number of
   Identity                                Transactions      Total
   of Party                              -----------------  Purchase    Selling    Cost of      Net
   Involved      Description of Asset    Purchases  Sales    Price       Price     Assets    Gain/(Loss)
--------------- ------------------------ ---------- ------ ----------- ---------- ---------- -------------

 Riggs Funds*   Prime Money Market Fund      94     103    $1,427,637   $964,930   $964,930    $      -

 Riggs Funds*   U.S. Treasury Money
                      Market Fund            68      44       403,869    129,138    129,138           -

 Riggs Funds*   U.S. Government
                Securities Fund              88      61       512,600    241,087    235,324       5,763

 Riggs Funds*   Stock Fund                  107     120     3,158,109  1,184,983  1,184,005         978

 Riggs Funds*   Small Company Stock Fund    117      92     2,094,957    548,985    568,061     (19,076)

     RNC*       Riggs Common Stock Fund      43      15       692,436    217,962    161,631      56,331









* Denotes party-in-interest.






 The  accompanying  notes are an  integral  part of this schedule.



                                                                                    Schedule III

                         The Riggs Bank N.A. 401(k) Plan
                 Supplemental Schedule of Changes in Net Assets
                Available for Plan Benefits with Fund Information
                      For the Year Ended December 31, 1998


                                              U.S.
                                  Prime     Treasury     U.S.                   Small      Riggs
                                  Money      Money       Govt.                 Company     Common
                                 Market      Market    Securities   Stock       Stock      Stock      Total
                               ---------- ----------- ---------- ----------- ----------- --------- -----------
Additions:
Additions to Net Assets
Attributed
       To Investment Income:
        Interest and Dividend
          Income              $  66,072    $  27,885   $  48,601  $1,430,268  $ 526,995  $     59   $ 2,099,880


Net Appreciation/(Depreciation)
   in Fair Market Value of
   Investments                      -            -        18,510    (299,417)  (799,811) (237,338)   (1,318,056)

Gain/(Loss) on Sale of
Investments                         -            -         1,029     (36,852)   (43,885)  (18,689)      (98,397)

Participant Contributions        227,293     130,382     169,719   1,280,903    856,311   273,535     2,938,143

Employer Contributions           346,008      96,737     120,186     807,523    510,281   203,610     2,084,345
                               ---------- ----------- ---------- ----------- ----------- ---------  -----------

Total Additions                  639,373     255,004     358,045   3,182,425  1,049,891   221,177     5,705,915
                               ---------- ----------- ---------- ----------- ----------- ---------  -----------

Interfund Transfers              204,363      55,404      21,899    (390,705)      (216)  109,255          -


Deductions:
Deductions from Net Assets
        Attributed to:
             Distribution to
             Participants        380,468      29,657      72,921     497,921    141,595    38,128     1,160,690
                               ---------- ----------- ---------- ----------- ----------- ---------  -----------

Total Deductions                 380,468      29,657      72,921     497,921    141,595    38,128     1,160,690
                               ---------- ----------- ---------- ----------- ----------- ---------  -----------

Net Increase                     463,268     280,751     307,023   2,293,799    908,080   292,304     4,545,225
                               ---------- ----------- ---------- ----------- ----------- ---------  -----------


Net Assets Available for
     Plan Benefits:
                               ---------- ----------- ---------- ----------- ----------- ---------  -----------
        Beginning of Year      1,411,527     582,897     809,917   6,466,339  2,472,362   647,873    12,390,915
                               ---------- ----------- ---------- ----------- ----------- ---------  -----------

        End of Year           $1,874,795    $863,648  $1,116,940  $8,760,138 $3,380,442  $940,177   $16,936,140
                               ========== =========== ========== =========== =========== =========  ===========



   The  accompanying  notes are an  integral  part of this schedule.

                                INDEX TO EXHIBITS


EXHIBIT NO.                                   DESCRIPTION
------------- -----------------------------------------------------------------

    (23)      Consent of Independent Accountants

Exhibits omitted are not required or not applicable.